UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cellstar Corp.
(Name of Issuer)

Common
(Title of Class of Securities)

150925105
(CUSIP Number)

Check the following box if a fee is being paid with this statement _X_ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925105

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON
Gardner Lewis Asset Management      23-2778393

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) __
(b) __

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
285 Wilmington - West Chester Pike, Chadds Ford, PA  19317

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER
1,330,050

6 SHARED VOTING POWER
18,050

7 SOLE DISPOSITIVE POWER
1,487,400

8 SHARED DISPOSITIVE POWER
0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,487,400

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* __

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.09%

12 TYPE OF REPORTING PERSON *
IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
(a) Name of Issuer.  Cellstar Corp.

(b) Address of Issuer's Principal Executive Offices. 1730 Briercroft Drive, Carrollton, TX 75006

Item 2.
(a) Name of Person Filing.  Gardner Lewis Asset Management, L.P.

(b) Address of Principal Business Office or, if none, Residence.
285 Wilmington - West Chester Pike, Chadds Ford, PA  19317

(c) Citizenship.  USA

(d) Title of Class of Securities.  Common

(e) CUSIP Number. 150925105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) __ Broker or Dealer registered under Section 15 of the Act.
(b) __ Bank as defined in section 3(a)(6) of the Act
(c) __ Insurance Company as defined in section 3(a)(19) of the Act
(d) __ Investment Company registered under section 8 of the Investment Company
Act
(e) X Investment Advisor registered under section 203 of the Investment Advisers Act of 1940
(f) __ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g) __ Parent Holding Company, in accordance with 240.13d-1(b)(1)(ii)(G) (Note:
See Item 7)
(h) __ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned		1,487,400
(b) 	Percent of Class		5.09%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote		1,330,050
	(ii)	shared power to vote or to direct the vote		18,050
	(iii)	sole power to dispose or to direct the disposition of
	1,487,400
	(iv)	shared power to dispose or to direct the disposition of	0

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.  Identification and Classification of Members of the Group
Not Applicable

Item 9.  Notice of Dissolution of Group
Not Applicable

Item 10.  Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/98
Date


Signature

W. Whitfield Gardner    Chairman and CEO
Name/Title